Exhibit 99.(e)(3)

Fiscal Strategy Report

Introduction

This Government aims to lift incomes in New Zealand by increasing productivity and economic growth.  This remains our goal although the environment in which we have to set our economic and fiscal plans has changed dramatically over the past 12 months.

In the 2009 Budget Policy Statement (BPS) the Government indicated that the 2009 Fiscal Strategy Report (FSR) would focus on ensuring a stable economic environment, underpinned by a plan to set revised fiscal objectives, and take credible and achievable steps to stop debt rising and eventually get it down and maintain net worth.  This plan would focus on influencing fiscal aggregates such as debt and net worth over a long period, lifting growth in the economy and constraining government expenditure.  A public sector delivering quality services and better value for investment would be an important part of achieving fiscal goals.

The 2009 Budget is part of this plan and has three objectives:

•    helping New Zealanders through the recession and supporting jobs

•    lifting productivity and raising New Zealand’s international competitiveness, and

•    taking steps to keep Government debt under control.

The FSR sets the wider context around Budget 2009.  The FSR shows how the Government will balance the tasks of steering the economy through the recession, positioning New Zealand for recovery, delivering on our priorities and commitments and over time delivering a prudent fiscal position.  The main decisions reported in this FSR are to:

•    Re-specify the long-term debt objective in “net debt” terms, consistent with our intention to take a wider view of the Crown balance sheet.  Gross debt will remain as a fiscal indicator.

•    Reformulate the long-term debt objective to recognise that in the current economic crisis it is appropriate to have a temporary lift in net debt to buffer the economy.  However, the revised net debt objective will ensure that we begin to rebuild net worth to provide a buffer for future economic shocks and the consequences of demographic change.

•    Reduce the future operating allowances to a maximum of $1.1 billion from Budget 2010.

•    Delay the second and third tranches of the planned tax cuts in 2010 and 2011 until economic and fiscal conditions allow reconsideration.

•    Suspend required contributions to the New Zealand Superannuation Fund (NZS Fund) for the period until the operating balance returns to a sufficient surplus.

•    Make a contribution to the NZS Fund of $250 million in 2009/10.  This will assist in focusing investments towards New Zealand-based investments and is consistent with the Government’s policy of having the Fund invest 40% of its assets within New Zealand.

•    Consider on an annual basis whether to make any further contributions to the NZS Fund, before the required rates of contribution are resumed.

The Outlook Facing the Government

There was a relatively benign environment for Budget 2008 and the 2008 FSR.  The 2008 Budget set out policy decisions, both for tax reductions and spending programmes, that saw the operating surplus reduce toward zero, with gross debt remaining around 20% of Gross Domestic Product (GDP).

Significant international and domestic developments since Budget 2008 mean that the Treasury is now forecasting a smaller economy than a year ago.  For the purpose of fiscal forecasts the size of the economy is best captured by nominal GDP.(1)  The downward revisions to nominal GDP across successive forecast rounds since Budget 2008 reflect a combination of lower real GDP and lower inflation.  Table 1 summarises changes in the forecasts of the main economic indicators between the 2008 Pre-election Forecasts and the 2009 Budget Forecasts.

Table 1 — Comparison of main economic indicators between 2009 Budget Forecasts and 2008 Pre-election Forecasts

Level of real GDP in 2013
Budget Forecasts versus Pre-election Forecasts	-4.6%

Cumulative difference in nominal GDP (2009 to 2013)
Budget Forecasts versus Pre-election Forecasts	$-71 billion

Quarters of recession
Pre-election Forecasts	3
Budget Forecasts	7

First quarter of real GDP growth
Pre-election Forecasts	December 2008
Budget Forecasts	December 2009

Unemployment rate (peak)
Pre-election Forecasts	5.1%
Budget Forecasts	8.0%

Note:      Real GDP (production) and nominal GDP are March years. “Quarters of recession” is interpreted as the number of quarters where real GDP declines.

Source:  The Treasury

(1)       From the income side of the national accounts, nominal GDP largely comprises wages, salaries and the profits of firms.  These aggregates, together with consumption expenditure, represent the major components of the tax base and so tax revenues (ie, PAYE, company tax, GST).

Falls in nominal GDP reduce tax revenues.  Lower inflation will reduce the rise in some government expenses (eg, benefits).  Spending on unemployment benefits increases as GDP falls and the unemployment rate rises.  However, the majority of government expenses are more structural in nature and do not respond immediately or directly to movements in nominal GDP.

Figure 1 illustrates what would have been the effect of continuing the tax and spending policies included in the 2008 Pre-election Forecasts given the economic outlook of the 2009 Budget Forecasts.(2)  It shows how a substantial change in the forecast size of the economy would open up a persistent gap between revenues and expenses under previous policy decisions.

If these policies were continued into the future, then debt would rise steadily as a share of GDP over the medium-term (see Figure 2).

(2)       This scenario allows for the effects of lower nominal GDP on taxes, and higher forecast unemployment and lower inflation on benefit spending. It does not incorporate any second-round macroeconomic effects (eg, from higher debt to higher interest rates).

The Overall Challenge

The 2008 December Forecasts were released shortly after the Government assumed office.  Faced with economic forecasts that were significantly worse than those presented prior to the election, the Government began a measured and considered policy response.  We have been able to progress policy priorities in terms of raising growth prospects over time and supporting the economy in the short term.

The December Forecasts included some policy changes but we did not have time for a thorough review of policies going forward.  The medium-term fiscal projections in the December Forecasts were therefore based on fiscal parameters set out in the 2008 FSR.  The December projections showed persistent operating deficits and gross debt trending upwards under the main scenario, reaching over 50% of GDP by 2022/23.

The challenge is to get the right balance between the short term and medium term…

In the 2009 BPS we took the view that the appropriate response, for a time, was to allow the fiscal position to bear its share of the burden of the recession, rather than immediately raising taxes and/or cutting expenditure in response.  As a result, the operating deficit will rise given the tendency for tax revenue to decrease and unemployment spending to increase during a recession.  The combination of these automatic fiscal stabilisers and discretionary fiscal stimulus will play an important role in supporting the economy in the short term.

We stated in the BPS that the medium-term projections of debt-to-GDP were outside the range we considered prudent.  Accumulating debt places a burden on future generations and this is inequitable when not matched by an equivalent increase in productive assets.

Our overall challenge therefore is to support the economy in the short term while delivering a prudent fiscal position in the medium term.  An increase in the operating deficit is consistent with the short-term task.  However, within the next few years the operating deficit will need to reduce to ensure that debt stops rising and then falls over the medium term.  Commencing on a measured path of fiscal consolidation will involve some reduction in discretionary fiscal stimulus relative to previous forecasts.  However, the alternative is not acceptable.  An outlook of persistent operating deficits and increasing public debt would place the economy at risk because of New Zealand’s high levels of external debt.

…while recognising the implications of New Zealand’s high external liabilities

Persistent current account deficits mean that New Zealand’s net international liabilities had reached 93% of GDP at the end of 2008, one of the highest ratios among advanced economies.  Credit rating agencies and international investors have previously seen New Zealand’s relatively low levels of public debt as a positive offset to high external debt.

In recent years the net capital inflows funding New Zealand’s current account deficit have been dominated by private debt, primarily in the form of bank borrowing.(3)  Foreign wholesale funding makes up about 42% of banking sector funding and almost two-thirds of this has a maturity less than one year.  On the government side, around two-thirds of government debt is held by non-residents and the majority of new buyers are likely to be foreign.

Ensuring access to credit for firms and households means banks need confidence in obtaining funding.  Global financial markets have been characterised by increased risk aversion and reduced liquidity.  In this environment the wholesale guarantee offered by the Government to major banks plays an important role in assuring the banking sector can secure longer-term foreign funding.  Perceptions about the creditworthiness of the Government are therefore critical.  The Government’s own ability to secure foreign funding will also be influenced by conditions in global financial markets, including the number of governments issuing large volumes of debt (given the global nature of the crisis) and their creditworthiness.

Continued disruptions in global financial markets can hamper access to external financing.  Although there are signs that financial conditions are easing there is no assurance that all the difficulties are behind us.  The experience of the past two years is that events tend to evolve in waves.  New Zealand banks are well capitalised and largely Australian owned.  Nonetheless, the Australian economy is only just going into recession and loan losses are therefore likely to increase.

In this environment the Government’s own actions can play a role.  A view that fiscal policy would not move back to a prudent debt path would see a loss of investor confidence in government and the banks.  This would lead to an increase in the cost of borrowing and/or reduced access to external funding.  This in turn would generate a sharper and more painful economic adjustment.  This argues for the need to maintain fiscal sustainability and a strong sovereign credit rating.

In January, Standard and Poor’s revised their outlook on New Zealand’s sovereign AA+ rating from stable to negative, and highlighted the need for this year’s Budget to present a credible fiscal consolidation plan.

(3)       The net international debt liabilities of the banking sector were around 67% of GDP at the end of 2008. The remainder of the 93% of GDP net international liability ratio comprises the net international debt liabilities of other sectors and general government, together with net international equity liabilities.

Ahead of the event it is difficult to identify the exact triggers for a change in investor confidence although there are some pointers:

•    The extent to which we demonstrate the ability to make decisions to remedy the fiscal position.  We have made decisions for Budget 2009 regarding savings and a lower operating allowance.  The policy actions in Budget 2009 demonstrate a commitment to make hard decisions.

•    The extent to which New Zealand’s fiscal position looks out of line with other economies.

New Zealand’s fiscal challenge in an international context

Around the world, governments have announced packages of tax cuts and spending increases to support their domestic economies.  These discretionary measures, in combination with the effects of the recession on government revenues and transfer spending, have increased fiscal deficits and public debt ratios.  Striking the right balance between the short and medium term is not a challenge unique to New Zealand.

In its latest World Economic Outlook the International Monetary Fund is forecasting the public debt ratio for advanced economies, which includes those large countries that have been significantly affected by the financial crisis, to increase from about 75% of GDP in 2008 to almost 110% by 2014.  In some cases the rapid and marked deterioration in fiscal balances is placing a limit on the scope for further fiscal stimulus (eg, the United Kingdom) or inducing fiscal consolidation (eg, Ireland).

The 2008 December Forecasts indicated that, over the medium term, New Zealand’s gross public debt ratio would rise by a similar amount to that being forecast for larger countries.  Although New Zealand has the benefit of starting from a relatively low level of public debt-to-GDP, unlike these larger economies we face a higher level of external debt.

Supporting the Economy in the Short-term

The 2008 December Forecasts incorporated the Government’s changes to personal tax reductions with offsetting savings from the removal of R&D tax credits and changes to the KiwiSaver scheme.  The Budget 2009 capital allowance was increased in the December Forecasts from $900 million to $1.45 billion.

Budget 2009 includes a net operating allowance that amounts to $1.45 billion in its final year (ie, 2012/13).  This allowance includes initiatives that have been front-loaded into 2009/10 to help take the worst edges off the effects of the recession.  The operating allowance is lower than the previously assumed allowance of $1.75 billion because of savings identified through spending reviews.

The increase in new operating spending, as well as changes in benefit payments and other forecast changes, results in an increase in core Crown expenses of $2.9 billion in the 2009/10 fiscal year, after including the impact of savings.  Figure 3 shows the mix of new operating spending, changes in benefit payments, other forecast changes and identified savings for the 2009/10 fiscal year.

Support to the economy and transitional assistance to firms and households is being provided by the small-business relief package, bringing forward infrastructure spending on roads, state houses and schools and the ReStart assistance package for redundant workers.

As discussed above, the appropriate response in the current situation is to let the automatic stabilisers operate and allow the operating deficit to increase temporarily.  A large reduction in the net operating allowance in 2009/10 that offset the stabilisers and lowered the deficit more quickly would run counter to this.  Overall, the extent of fiscal stimulus represents an appropriate response to the circumstances facing New Zealand.  This assessment takes into account the very rapid deterioration in the world economic outlook and the current extreme uncertainty around the outlook, the benefits the economy is receiving from lower interest rates and a lower exchange rate, the scope for monetary policy to act, and the specific factors facing New Zealand.  These factors include the limited space for additional fiscal stimulus given high levels of external debt and the need to maintain ongoing access to external funding markets.(4)

Delivering a Prudent Fiscal Position in the Medium-term

The 2009 BPS stated that the Government would take steps to ensure debt and net worth did not deteriorate to the extent projected.  Our initial steps to deal with these challenges have been to:

•    establish the true nature of the fiscal risks that exist

•    where possible, drop unfunded commitments made by the previous Government, and

•    establish a Budget process for 2009 that is limited to the immediate priorities of the incoming Government and any emergency pressures.

We said we would set out at Budget time our full plan to bring debt to a prudent level.

A New Indicator for the Long-term Debt Objective

This FSR re-specifies the long-term debt objective in “net debt” terms.  A net debt measure more closely reflects the fiscal policy decisions of the Government and is consistent with our intention to take a wider view of the Crown balance sheet.

Net debt better indicates the size of the fiscal constraint…

Net debt provides a more complete guide to the size of the fiscal constraint the Government is facing because it is determined not only by the level of gross debt but also the level of financial assets held.  For example, financial assets held by the New Zealand Debt Management Office (NZDMO) increased during the period of surpluses and are reduced in

(4)       The relationship between the Government’s fiscal plans and additional fiscal indicators is outlined in the additional information associated with the 2009 Budget Forecasts available at http://www.treasury.govt.nz/govt.nz/budget/forecasts/befu2009 the forecast period as deficits increase.  Movements in net debt are more consistent with the net flow indicator as measured by the core Crown residual cash balance.

…and is not affected by operational decisions

The level of gross debt itself is influenced by a range of operational decisions made by the NZDMO and the Reserve Bank of New Zealand.  For example, decisions to increase the amount of settlement cash deposited by commercial banks with the Reserve Bank raises borrowings but with a corresponding increase in financial assets.  The increase in settlement cash does not raise net debt and the borrowings do not arise from any change in the cash requirements of the Government resulting from fiscal policy decisions.  For these reasons settlement cash has been excluded from gross sovereign-issued debt.  Reserve Bank bills present a similar issue and have similarly been excluded.

Changing to a net debt indicator avoids these operational decisions affecting an important indicator of the Government’s fiscal strategy.  Because net debt incorporates both debt and liquid assets it better reflects the underlying strength of the Crown balance sheet.  This does not mean that gross debt is irrelevant and it will remain as a fiscal indicator.

The new net debt indicator is narrower than previous versions

The definition of net debt being adopted differs from that used previously in that it excludes advances (eg, student loans).  These advances are substantially less liquid than other financial assets and they are made for public policy reasons rather than for purposes associated with government financing.  Excluding these advances means that the gap between gross and net debt is smaller than under the previous definition.  The definition of net debt only takes into account core Crown debt and financial assets.

The financial assets of the NZS Fund are excluded from the new net debt measure as their inclusion would require the net debt objective to reflect a changing profile through time.  The partial prefunding provided by the Fund is captured through a net debt indicator including Fund assets, separately reporting on Fund assets and the specification of the operating balance objective.

For the 2008/09 fiscal year, gross debt excluding settlement cash and Reserve Bank bills, is forecast to be around 25% of GDP.  For the same year, the previous net debt indicator is around 2.4% of GDP and the new net debt indicator is around 9% of GDP.  Over time the difference between gross debt and the new net debt indicator narrows because debt is rising faster than financial assets. Further detail on the various debt indicators is set out in Annex 1.

A Revised Long-term Debt Objective

The Government has made decisions in this Budget that bring net debt back so that it peaks below 40% of GDP and reaches 30% of GDP no later than the early 2020s.(5)  The formulation of our long-term debt objective is based on a number of factors.

(5)       The fiscal projections in this FSR cover the 15-year period from 2008/09 to 2022/23. The Public Finance Act 1989 requires the long-term objectives and associated fiscal projections to cover a minimum of 10 years.

Providing a buffer to economic shocks…

Over the short to medium term it is prudent to let debt rise.  Rising debt indicates that we are using the buffer provided by New Zealand’s currently low levels of public debt to deal with the current economic shock.  However, there is a limit to how far New Zealand can let debt rise in response to economic shocks.  New Zealand is a small, open economy subject to large swings in its terms of trade and with a net international liability position approaching 100% of GDP.  Larger economies with lower levels of net international liabilities may be able to absorb economic shocks and sustain higher public debt ratios.

Even as the current financial crisis begins to ease it would be reasonable to assume a degree of heightened vulnerability and volatility in the near term.  Our ability to use debt as a buffer in the current economic shock is because we start with relatively low levels of public debt.

…and preparing for longer-term fiscal challenges…

Another factor guiding our formulation of the debt objective is the longer-term fiscal outlook.  The Treasury published its first Statement on the Long-Term Fiscal Position in 2006.  The Statement indicated significant fiscal challenges in the future, with debt-to-GDP projected to start rising from around the mid-2020s.  This situation is likely to have deteriorated.

The NZS Fund will go some way to assist in smoothing the costs of population ageing.  The temporary suspension of required capital contributions to the Fund, set out in detail below, will mean that the Fund is smaller than it otherwise would be when entering the period of demographic change.  Notwithstanding the part played by the NZS Fund, we still face fiscal challenges in terms of projected increases in total government spending, particularly health spending.

The degree of expenditure constraint in our fiscal response will in itself mean we enter the period of demographic change with a lower level of expenses-to-GDP than otherwise.  However, the longer-term fiscal projections going out over 40 or more years indicate that achieving our fiscal objectives will be challenging.

…argues for net debt closer to 20% of GDP in the long term

The above factors mean it is prudent to allow an increase in net debt in response to the current economic and fiscal shock and then ensure that this increase is reversed and we return to a lower net debt ratio.  We will keep net debt consistently below 40% of GDP with the ratio reaching around 30% of GDP no later than the early 2020s.  Over the longer term we consider that it is prudent to have net debt closer to 20% of GDP.  Achieving this objective means we will be better placed to absorb economic shocks and be in a better position when the implications of demographic change are observed.  Over time the effects of the economic cycle would tend to see net debt fluctuate around 20% of GDP.

Over the transition period we will consider carefully how any positive revenue surprises should be dealt with.  This will take into consideration our overall revenue strategy (see Annex 2) and progress being made towards the debt objective.  In the absence of sufficient revenue surprises, meeting the debt objective will require an ongoing focus on expenditure control.  Faced with high levels of uncertainty, we will respond if the economic situation worsens and the New Zealand fiscal position deteriorates further.

Long-term fiscal objectives and short-term fiscal intentions have been revised

The Government’s revised long-term fiscal objectives are set out in the box below.  A comparison of the revised long-term fiscal objectives with those in the 2008 FSR, and the revised short-term fiscal intentions with those in the 2009 BPS, is provided in Annex 3.

Long-term fiscal objectives for the total levels of:

Debt

Manage total debt at prudent levels. Over the short to medium term it is prudent to allow an increase in debt to deal with the current economic and fiscal shock. However, we need to ensure that this increase is eventually reversed and that we return to a level of debt that can act as a buffer against future shocks.

We will do this by ensuring that net debt remains consistently below 40% of GDP, and is brought back to around 30% of GDP no later than the early 2020s.*

Over the longer term, we consider that it is prudent to have net debt closer to 20% of GDP and we will work towards this as conditions permit.

Operating balance

Return to an operating surplus sufficient to meet the Government’s net capital requirements, including contributions to the New Zealand Superannuation Fund, and ensure consistency with the debt objective.

Operating expenses

Reduce the growth in government spending to ensure operating expenses are consistent with the operating balance objective.

Operating revenue

Ensure sufficient operating revenue to meet the operating balance objective.

Net worth

Ensure net worth remains at a level sufficient to act as a buffer to economic shocks. Over the medium term, net worth will continue to fall as the impact of the global financial crisis unfolds. Consistent with the debt and operating balance objectives, we will start building up net worth ahead of the demographic change expected in the mid-2020s.

*            Net debt is defined as core Crown net debt excluding the New Zealand Superannuation Fund and advances.

The revised long-term fiscal objectives and the revised fiscal projections differ from those of the 2008 FSR.  Although some of the difference is the result of a new indicator for the debt objective, the main changes come from the effects of the economic situation on the fiscal position and the Government’s fiscal response set out below.

The short-term fiscal intentions in the 2009 BPS reflected the 2008 December Forecasts and did not incorporate a policy response.  As a result, the BPS intentions were outside the range the Government considered prudent.  The revised short-term fiscal intentions in this FSR are consistent with the new long-term fiscal objectives and reflect our view of prudent debt over time (see Annex 3).

Stabilising and then Reducing Net Debt-to-GDP

Figure 4 compares the path of net debt under the Government’s policy response with a continuation of the tax and spending policies of the 2008 Pre-election Forecasts, assuming the economic outlook of the 2009 Budget Forecasts.  The economic and fiscal assumptions used in generating the fiscal projections are set out in Annex 4.  Figure 5 compares the paths of net and gross debt under the Government’s policy response.

The main decisions in the fiscal response are as follows:

Reducing the growth of government spending

Operating allowances reflect the addition to existing spending baselines.  We have revised the Budget 2009 operating allowance from $1.75 billion to $1.45 billion  per annum (including a contingency).  In this Budget we have decided to permanently reduce the operating allowance for future Budgets from $1.75 billion to a maximum of $1.10 billion from 2010/11, growing at 2% thereafter.

Delaying tax reductions

Notwithstanding the Government’s goal of reducing taxes over time, the second (1 April 2010) and third (1 April 2011) tranches of the planned tax cuts will be delayed until such time as economic and fiscal conditions allow a reconsideration.

The fiscal projections include the effects of not changing the tax system in response to rising incomes (ie, where tax revenues rise as taxable incomes increase, tax revenues increase more than proportionately).  As a result, “fiscal drag” will see a modest rise in the tax-to-GDP ratio until we make decisions to further progress our tax strategy.

Temporarily suspending required contributions to the NZS Fund

The New Zealand Superannuation and Retirement Income Act 2001 requires departures from the required contribution rate be explained in the FSR.  Inherent in the fiscal strategy of the previous Government was the intention to make contributions to the Fund from available surpluses.  It was noted that where these surpluses were insufficient for making the required contribution, a reduced or zero contribution could be made.

Consistent with this the Government will suspend the required capital contributions from 2009/10 until we return to a sufficient operating surplus.  The required contribution amount for 2009/10 is $1.5 billion.  An operating balance sufficient in terms of cash flows to meet contributions and other capital spending, in combination with the debt ratio not increasing, is projected for 2020/21.  So, under current projections, the suspension of required contributions would apply for 11 years.  Figure 6 illustrates the path of operating balances and capital contributions.

Given the uncertainty and volatility in financial markets the Crown needs to take a cautious approach to additional investment, especially when this investment is debt funded.  Suspending contributions to the NZS Fund reduces the borrowing requirement and gross debt, and has little impact on aggregate demand.  The lower path of gross debt is of course associated with a reduced path of financial assets in the Fund.

Once sufficient operating surpluses return, the Government intends to contribute the amount required by the Fund formula. When contributions begin again, this required contribution will be higher than it would have been without the temporary suspension of contributions because of the smaller size of the Fund.  Suspending required contributions for 11 years also means that withdrawals from the Fund commence three years later (in 2030/31 instead of 2027/28).  Withdrawals from the Fund are smaller in each year and the Fund stabilises at a lower level than previously.  All these changes are incorporated in the fiscal projections.

Contributions to, and the size of, the Fund do not affect future New Zealand Superannuation entitlements or payments. The size of the contributions and the Fund merely affect how much of future New Zealand Superannuation payments will be paid by the Fund, instead of from future revenue.

Nonetheless, the Government will make a contribution to the Fund of $250 million in 2009/10.  This is to assist the Fund to find suitable investment opportunities in New Zealand, and to supplement the supply of capital to local businesses. We will consider on an annual basis whether to make any further contributions to the Fund, before the required rates of contribution are resumed.

Delivering this fiscal strategy will require a focus on expenditure control, value-for-money and a wider balance sheet perspective.

The Importance of Expenditure Control

The permanent reduction in operating allowances reduces growth in government spending and is the main driver of changes against previous fiscal projections.  This is due to the cumulative effect of operating allowances.

Maintaining $1.1 billion operating allowances will be challenging.  This Government is committed to ongoing expenditure restraint and efforts to improve value-for-money across all government spending.

The previous Government allowed government spending to rise during a period of strong economic growth. Between 2004 and 2007 core Crown expenses rose from below 30% of GDP to reach 32% of GDP, a level not seen since the last recession in 1998.  In terms of actual government spending this means a rise from around $42 billion in 2004 to $54 billion in 2007.  We are taking action to control ongoing spending and intend to investigate mechanisms to ensure spending remains under control in the future.  Other countries such as Sweden and the Netherlands have experienced some success with spending rules and we will assess whether such rules could assist the Government in achieving its spending control objectives.

We will maintain public services and meet new spending initiatives from a maximum operating allowance of $1.1 billion in Budget 2010 and beyond. This new tighter Budget constraint is important to ensuring value-for-money spending and meeting our fiscal strategy objectives.  To manage in this environment, the Government wants to see a fundamental shift in the way the State sector goes about its business.  We are looking to:

•             embed a focus on efficiency, effectiveness and innovation as a priority for all State sector agencies and develop the expectation that achieving value-for-money for the public services delivered to New Zealanders is “business as usual”, and not an exception or one off, and

•             build on and improve the existing mechanisms in the government system to make sure that these changes take effect.

Consistent with this Government’s intention to invest in the productive capacity of the economy, the capital allowance will be maintained at $1.45 billion for Budget 2009.  Subsequent Budgets from 2010 to 2012 will include a capital allowance of the same amount.  In Budget 2013 the new capital spending allowance will be increased to $1.65 billion.  The fiscal projections assume this amount for the years to 2015/16, after which the capital allowance is assumed to be $955 million, growing at 2% thereafter.

Improving value-for-money in the State sector:
Better, smarter public services for less

Agencies in the State sector will be required to work with their Ministers to actively manage the expenditure they administer to ensure value-for-money and make the changes necessary to deliver better, smarter public services for less.  Under the previous Government, agencies received additional funding to meet routine cost pressures, such as wages, through the annual budget cycle.  Funding for these kinds of costs will not be a feature of future Budgets.

Making value-for-money a core part of business means that agencies will need to look across all the spending they administer — back office, programme administration and delivery, and ultimately at policies and policy settings themselves — to ensure alignment with government priorities, identify areas of questionable efficiency or effectiveness and to develop practical and innovative steps they will take to improve these areas over the short (one-year) to medium (three-to-five-year) term.

In looking at the effectiveness and efficiency of the expenditure they administer, agencies will be expected to focus on the Price, Quantity and Standards of the goods and services they deliver:

•             How do we know the Price of the goods and services is appropriate?  What would the cost be if provided differently?

•             How do we know the Quantity (including whether the service is targeted at the right people) is appropriate?

•             Does the Standard of the goods and services make sense?  Too often in the past agencies developed services without consideration of the impact of the costs to the rest of the economy.

The Wider Crown Balance Sheet

The focus of the FSR and other Budget documents is typically on the financial implications of the Government’s policy agenda.  Reference to the financing side focuses mainly on the operating balance, taxation and debt.

This Government is increasing the focus on the management and financing sides of government financial management — the Crown balance sheet.  This includes not just the assets and liabilities shown in the current Forecasts and the Financial Statements, but also the implications of resources and obligations that are expected to affect Crown finances in the future (in particular, future tax and expenditure flows).

The balance sheet has changed over the past decade…

Between 1999 and 2009, the Crown’s finances have changed:

•             Crown net worth has increased from 10% to 54% of GDP ($10 billion to $96 billion).

•             Total assets have increased from 69% to 123% of GDP ($72 billion to $219 billion), while total liabilities have increased from 59% to 69% of GDP ($62 billion to $123 billion).

•             Financial assets held by the Crown have increased from 18% to 56% of GDP ($19 billion to $100 billion, including $12 billion in the NZS Fund) and property assets have increased from 40% to 60% of GDP ($42 billion to $106 billion).

•             Investment in State-owned enterprises (SOEs) and Crown entities has increased from 12% to 38% of GDP ($13 billion to $68 billion).

•             Gross sovereign issued debt (excluding settlement cash and Reserve Bank bills) has declined from 36% to 25% of GDP ($37 billion to $44 billion, a nominal increase) and net core Crown debt has declined from 21% to 9% of GDP ($22 billion to $15 billion).

The higher Crown net worth puts us in a good position to manage through the current financial crisis and on to the broader fiscal challenges that lie ahead.  The increased holdings of commercial and financial assets provide a more diversified Crown balance sheet.

… and increased risks need to be managed

However, along with the increased use of government guarantees of financial market activity (eg, retail deposits, wholesale funding, export credit, housing), these assets do expose the Crown to a range of financial risks that need to be managed in the best interests of the Crown as a whole and integrated with the overall fiscal strategy.  In particular, we want to ensure that:

•             the Crown’s activities are financed efficiently

•             commercial activities earn a commercial rate of return

•             the Crown’s finances as a whole are resilient to adverse impacts of financial and macroeconomic shocks.  This includes both preparing for predictable trends, such as long-term population ageing, and providing flexibility to respond to unexpected fiscal pressures, such as the current financial crisis, and

•             the nature and extent of infrastructure investment (eg, roads, schools, hospitals) is appropriately matched to the expected future demand for the use of these resources.

Over the next year, we will be enhancing the quantification and reporting of financial risk across the Crown as a whole, implementing enhanced capital asset management for capital intensive agencies, and more active monitoring of SOEs and Crown financial institutions.  The box below discusses wider balance sheet indicators.

Balance sheet indicators

The difference between total assets and total liabilities provides a measure of what can be termed reported net worth.  Although this gives an indication about the overall solvency of the Government, the inclusion of all of the Government’s assets and liabilities may not provide an accurate assessment of the Government’s ability to meet its obligations in the future as there are some assets that are held for their value to their community rather than their purely financial value. These assets are unlikely to generate a cash flow or earn a market rate of return and may not be easily saleable so their inclusion may provide a misleading indication of whether the Government can meet its future obligations.

The exclusion of these non-market assets from net worth could be used to provide a measure of:

Medium-term liquidity — The government’s ability to meet its liabilities in the medium term could be measured by a net worth indicator that excludes assets that are held for “social” purposes and are therefore unlikely to be sold or realised. National parks are an example of an asset that has a significant public good element.  The social value of such assets would exceed their private/commercial value and therefore they might be excluded.  However, other assets that may be considered to have a social purpose such as state housing would have a commercial value — though for some assets the in-use value may not be as high as the highest value the asset could recover if used on a purely commercial basis.

Future fiscal impact — In looking at the longer-term fiscal outlook it can be useful to exclude assets that do not earn a financial return as they will not generate revenue that could be used to meet future obligations.  However, even assets that do not earn a financial return may nonetheless have a (positive or negative) fiscal impact. For example, government ownership of school buildings may not earn a commercial rate of return but may reduce future expenditure — if the Government didn’t own the buildings it may need to lease similar accommodation. Thus there is an argument for including assets even if they do not earn a financial return.

The idea of looking at the long-term impact of future fiscal flows, including the Government’s power to tax and the implicit liability of some spending programmes, is associated with a wider suite of sustainability indicators such as comprehensive net worth.  In the context of its sovereign credit rating work, Moody’s has recently examined the concept of a “sovereign liability map”.  This sets out liabilities in terms of the size of exposure they create (ranging from certain in the case of debt to uncertain in the case of social spending programmes) and the firmness of commitment (ranging from contractual in the case of debt to potential policy in the case of social spending).  (For details see “Not All Public Debt is the Same: Navigating the Public Accounts Maze”, Moody’s Investors Services, February 2009).

Responding to the Uncertainty Around the Fiscal Outlook

The Government’s fiscal response has been developed in a fast-changing and uncertain environment.  The 2009 Budget Forecasts note that the level of uncertainty associated with any forecast made in the current environment is significantly larger than normal.  The Budget forecasts include two alternative scenarios:

•             An upside scenario where there is a stronger outlook for New Zealand’s trading partners, an increased demand for our exports and higher terms of trade.  The decline in house prices is less marked, unemployment increases by less than in the main scenario and consumer confidence is higher.  Over the fiscal years 2009 to 2013, nominal GDP is a cumulative $37 billion higher than in the main scenario.

•             A downside scenario where weaker trading partner growth lowers demand for New Zealand exports and sees a lower terms of trade.  Households face further losses in wealth and income, and unemployment is higher.  Over the fiscal years 2009 to 2013, nominal GDP would be a cumulative $43 billion lower than in the main scenario.

The Budget Forecasts flow these alternative economic scenarios into alternative fiscal forecasts.  Figure 10 extends these two scenarios into alternative fiscal projections.  Importantly, fiscal parameters such as the operating allowance, capital allowance and the tax regime are unchanged from the main fiscal projections.

The upside scenario shows faster progress toward fiscal objectives under unchanged policies…

In the upside scenario, net debt peaks below 25% of GDP before trending toward 10% of GDP by the early 2020s.  The surplus becomes sufficient to resume required contributions to the NZS Fund in 2016/17.  For this projection scenario to become a fiscal reality the Government would need to retain the assumed fiscal parameters and “bank” revenue gains.  As discussed above, the Government would need to carefully assess the revenue outcomes and forecasts before adjusting structural fiscal policy settings.

…whereas a downside scenario is inconsistent with revised fiscal objectives

In the downside scenario, assuming no further policy decisions, net debt would peak just below 50% of GDP before stabilising around 45%.  The surplus becomes sufficient to resume required contributions to the NZS Fund only at the end of the projections in 2022/23.  We will respond if the economic situation worsens further and the New Zealand fiscal position deteriorates so that we are able to meet our fiscal objectives.

Conclusion

The economic and fiscal outlook has changed markedly since the 2008 Budget and the 2008 FSR.  The global economy is experiencing the deepest, most synchronised, recession since the 1930s. The shock began with the intensification of a financial crisis in late 2008, resulting in sharp declines in world trade and output in 2009.  This global shock has added to the challenges facing the New Zealand economy, which was already in recession in 2008.

The 2008 December Forecasts presented the new Government with an economic and fiscal outlook that was significantly worse than that presented prior to the election. The projections of debt-to-GDP in the 2009 BPS were outside the range the Government considered prudent.

The challenge we have addressed in this Budget is to steer the economy through the recession, position New Zealand for economic recovery, deliver on our policy priorities and commitments and over time ensure a prudent fiscal position.

The FSR revises the long-term fiscal objectives.  It is prudent to allow an increase in debt in response to the current economic shock and then ensure that this increase is reversed.  We will keep net debt consistently below 40% of GDP with the ratio reaching around 30% of GDP no later than the early 2020s.  Over the longer term we consider that it is prudent in terms of future economic shocks and an ageing population to have net debt closer to 20% of GDP.

The economic and fiscal outlook is uncertain.  Should the economic outlook worsen, as in the downside scenario of the 2009 Budget Forecasts, then the fiscal position will be inconsistent with our fiscal objectives.  We will take action to prevent that.  In contrast, the upside scenario shows faster progress toward fiscal objectives.

Updated economic and fiscal forecasts later in 2009, together with the 2010 BPS will provide a chance to evaluate new information and take stock of our progress.

Hon Bill English

Minister of Finance

20 May 2009

Annex 1

Debt Indicators

Budget 2009 presents a change in the debt objective together with changes in the definition of both the gross and net debt indicators.  While the long term debt objective is to manage total debt at prudent levels, the Government focuses on core Crown debt indicators.  Borrowings by SOEs and Crown entities are managed in other ways and it would not be appropriate to include such borrowing in a measure of debt for fiscal management purposes.

In the 2008 FSR, the debt objective was specified in terms of gross debt (gross sovereign-issued debt) less Reserve Bank settlement cash).  In the 2009 FSR, the debt objective has been specified in terms of net debt, where this indicator now also excludes advances.  In addition to excluding settlement cash, gross sovereign-issued debt now also excludes Reserve Bank bills which the Reserve Bank began issuing at the beginning of 2009.

The forecast financial statements of the 2009 Budget Forecasts set out the calculation of the various debt indicators.  The table below compares the debt indicators over the historical and forecast period.

Table A1.1 — Debt indicators

$ million	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Gross debt (excluding RB settlement cash)	37,194	36,650	36,617	36,017	35,478	33,903	30,647	31,390	48,894	55,650	67,104	75,334	83,146
Less Reserve Bank Bills	—	—	—	—	—	—	—	—	4,677	4,677	4,677	4,677	4,677
Gross debt (excluding RB settlement cash and bills)	37,194	36,650	36,617	36,017	35,478	33,903	30,647	31,390	44,217	50,973	62,427	70,657	78,469
Net debt (excluding NZS Fund, including advances)	20,293	19,666	17,977	15,569	11,093	8,044	4,109	-19	4,306	15,348	27,190	38,843	49,117
Advances	4,615	5,722	6,554	8,289	8,786	8,119	9,087	10,277	11,176	11,971	12,569	13,067	13,517
Net debt (excluding NZS Fund and advances)	24,908	25,388	24,531	23,858	19,879	16,163	13,196	10,258	15,482	27,319	39,759	51,910	62,634

% of GDP	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Gross debt (excluding RB settlement cash)	31.4%	29.1%	27.6%	25.2%	23.3%	21.4%	18.1%	17.5%	27.4%	31.8%	36.7%	39.3%	41.1%
Gross debt (excluding RB settlement cash and bills)	31.4%	29.1%	27.6%	25.2%	23.3%	21.4%	18.1%	17.5%	24.8%	29.1%	34.2%	36.9%	38.7%
Net debt (excluding NZS Fund, including advances)	17.1%	15.6%	13.5%	10.9%	7.3%	5.1%	2.4%	0.0%	2.4%	8.8%	14.9%	20.3%	24.3%
Net debt (excluding NZS Fund and advances)	21.0%	20.2%	18.5%	16.7%	13.1%	10.2%	7.9%	5.7%	8.7%	15.6%	21.8%	27.1%	30.9%

Annex 2

Revenue Strategy

Government’s objectives for the tax system

The Government is committed to building a stronger economy and increasing productivity.

The tax system should be as fair and efficient as possible in raising the revenue required to meet the government’s needs.  The Government supports a broad-base, low-rate tax system that minimises economic distortions.

The Government considers these goals are best supported by a tax system that:

•             maintains revenue flows to pay for valued public services and reduce debt

•             responds to New Zealand’s medium-term needs in a planned and coherent way

•             biases economic decisions as little as possible — which allows people to work, save, spend or invest in ways that they believe are best for them

•             rewards effort and individuals’ investment in their own skills

•             has low compliance costs and low administrative costs

•             minimises opportunities for tax avoidance and evasion, and

•             shares the tax burden as fairly as possible.

The Government’s strategy is to raise revenue in ways which meet these objectives.

Relationship with economic and fiscal strategy

This revenue strategy supports the Government’s economic and fiscal strategy.

It has been produced as part of the strategic phase of the generic tax policy process.

Fiscal/economic crisis

The Government has implemented an initial round of personal tax cuts and is committed to further reducing income tax rates as the economic and fiscal conditions allow. Maintaining revenue flows is particularly important in the current economic environment.  In response to the current economic situation, the government has delayed the introduction of the personal tax cuts that were planned for 1 April 2010 and 1 April 2011.  The Government will consider whether there are other desirable revenue-enhancing measures to help create the conditions under which these tax cuts can be reconsidered.

Tax policy work programme

The tax policy work programme is designed to implement the Government’s revenue strategy. It will deliver tax policy:

•             consistent with a broad-base, low-rate tax system that raises revenue in the most efficient manner to support the medium-term goal of 30% tax rate alignment

•             appropriate for the current economic situation

•             that is simple and certain, and

•             that supports New Zealand as an internationally competitive economy.

The Government recognises that, over the longer term, the tax system will need to adapt to the effects of population ageing and increased international mobility of people, capital and businesses on the revenue base.

A tax policy work programme will continue to be released publicly.

Government commitments

The Government, through its confidence and supply agreements with United Future and ACT, is committed to:

•             a desirable medium-term goal of reducing and aligning personal, trust and company tax rates at a maximum rate of 30% as favoured by United Future (and included in the confidence and supply agreement with ACT), and

•             supporting appropriate legislation on income splitting to First Reading in Parliament (United Future agreement).

Annex 3

Long-term Fiscal Objectives and Short-term Fiscal Intentions

Table A3.1 compares the revised long-term fiscal objectives with those of the 2008 FSR.

Table A3.1 — Long-term fiscal objectives

2009 FSR	2008 FSR

Debt

Manage total debt at prudent levels. Over the short to medium term it is prudent to allow an increase in debt to deal with the current economic and fiscal shock.

However, we need to ensure that this increase is eventually reversed and that we return to a level of debt that can act as a buffer against future shocks.

We will do this by ensuring that net debt remains consistently below 40% of GDP, and is brought back to around 30% of GDP no later than the early 2020s.

Over the longer term, we consider that it is prudent to have net debt closer to 20% of GDP and we will work towards this as conditions permit.

Debt Manage total debt at prudent levels. Gross sovereign-issued debt broadly stable at around 20% of GDP over the next 10 years.

Operating balance

Return to an operating surplus sufficient to meet the Government’s net capital requirements, including contributions to the New Zealand Superannuation Fund, and ensure consistency with the debt objective.

Operating balance Operating surpluses on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the debt objective.

Operating expenses Reduce the growth in government spending to ensure operating expenses are consistent with the operating balance objective.	Operating expenses Ensure expenses are consistent with the operating balance objective.

Operating revenues Ensure sufficient operating revenue to meet the operating balance objective.	Operating revenues Ensure sufficient revenue to meet the operating balance objective.

Net worth

Ensure net worth remains at a level sufficient to act as a buffer to economic shocks. Over the medium term, net worth will continue to fall as the impact of the global financial crisis unfolds. Consistent with the debt and operating balance objectives, we will start building up net worth ahead of the demographic change expected in the mid-2020s.

Net worth Increase net worth consistent with the operating balance objective.

The Government has also revised its short-term fiscal intentions from those in the 2009 BPS, as set out in Table A3.2 below.  The revised short-term fiscal intentions are consistent with the 2009 Budget Forecasts.  The revised short-term fiscal intentions are also consistent with the revised long-term fiscal objectives and reflect the Government’s view of prudent debt over time.

Table A3.2 — Short-term fiscal intentions

2009 FSR	2009 BPS

Debt

Gross sovereign-issued debt (including Reserve Bank settlement cash and Reserve Bank bills) is forecast to be 45% of GDP in 2012/13.

Core Crown net debt (excluding NZS Fund and advances) is forecast to be 30.9% in 2012/13.

Debt

Total debt (including Reserve Bank Settlement Cash) is forecast to be 43.6% of GDP in 2012/13.

Gross sovereign-issued debt including Settlement Cash is forecast to be 36% of GDP in 2012/13. Excluding Settlement Cash, gross sovereign-issued debt is forecast to be 33.1% of GDP in 2012/13.

Operating balance

Based on the operating allowance for the 2009 Budget, the operating deficit is forecast to be 3.3% of GDP in 2009/10. The operating deficit is forecast to be 2.9% of GDP in 2012/13. This decrease is consistent with the long-term objective for the operating balance.

Operating balance

Based on operating amounts for the 2009 Budget, and indicative amounts for the 2010 and 2011 Budgets, the OBEGAL is forecast to be -0.6% of GDP in 2008/09, decreasing to -6.3% of GDP by 2012/13.

Expenses

Total Crown expenses are forecast to be 48.2% of GDP in 2012/13.

Core Crown expenses are forecast to be 36.3% of GDP in 2012/13.

This assumes a new operating allowance of $1.45 billion per annum for the 2009 Budget, and $1.1 billion per annum for Budgets thereafter, growing at 2% (GST exclusive).

Expenses

Total Crown expenses are forecast to be 46.1% of GDP in 2012/13.

Core Crown expenses are forecast to average 35.1% over the forecast period and be 35.2% of GDP in 2012/13.

This assumes new operating expense amounts of $1.75 billion per annum for the 2009 Budget, growing at 2% thereafter (GST exclusive).

Revenues

Total Crown revenues are forecast to be 44% of GDP in 2012/13.

Core Crown revenues are forecast to be 32.1% of GDP in 2012/13.

Core Crown tax revenues are forecast to be 28.8% of GDP in 2012/13.

Revenues

Total Crown revenues are forecast to be 43.2% of GDP in 2012/13. Within this, core Crown revenues are forecast to be 31.8% of GDP in 2012/13.

The fiscal forecasts incorporate personal tax reductions. As a result, core Crown tax-to-GDP is forecast to decline from 30.6% in 2008/09 to 28.6% in 2012/13.

Net worth Total Crown net worth is forecast to be 34.5% of GDP in 2012/13. Core Crown net worth is forecast to be 10% of GDP in 2012/13.	Net worth Total Crown net worth is forecast to be 41.1% of GDP in 2012/13. Core Crown net worth is forecast to be 15% of GDP in 2012/13.

Annex 4

Projection Assumptions

From 2008/09 to 2012/13 the fiscal projections incorporate the economic and fiscal forecasts detailed in the 2009 Budget Forecasts.  The projections period begins in 2013/14. These post-forecast fiscal projections are based on long-run technical and policy assumptions outlined below.  The projection model can be found on the Treasury website.

Table A4.1 — Summary of economic and demographic assumptions*

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2023
June year(6)	Forecasts					Projections
Labour force	1.6	-1.4	-0.7	1.0	2.2	2.0	2.0	2.0	0.9	0.6
Unemployment rate**	4.9	7.2	7.7	6.5	5.2	4.7	4.5	4.5	4.5	4.5
Employment	0.3	-3.8	-1.2	2.2	3.5	2.6	2.3	2.0	0.9	0.6
Labour productivity growth***	-0.4	3.0	2.6	1.3	0.7	1.5	1.5	1.5	1.5	1.5
Real GDP	-1.9	-0.8	2.1	3.3	4.0	3.8	3.8	3.5	2.4	2.1
Consumer price index (annual % change)	1.9	2.5	1.3	1.2	1.7	1.9	2.0	2.0	2.0	2.0
Government 5-year bonds (average % rate)	4.9	4.4	4.7	5.2	5.6	5.7	5.8	5.9	6.0	6.0
Nominal average hourly wage	4.6	2.2	1.3	1.3	1.6	3.4	3.5	3.5	3.5	3.5

*                      Annual average % change unless otherwise stated

**               Level of unemployment

***        Hours worked measure

Sources:  The Treasury, Statistics New Zealand

Transition of economic variables from the end of forecast

Given the difficulty in projecting cycles and shocks beyond the forecast horizon, the projections use trend or long-run averages for the growth rates or levels of key variables.

In previous forecast rounds the five-year forecast period was generally sufficient for the effects of current cycles and shocks to have worked their way through the economy. By the end of the forecast period key variables such as unemployment, the terms of trade and labour force participation have usually returned to trend growth rates or levels.

(6)        Note that the economic forecasts in the Budget Forecasts are based on a March year.

In recent forecast rounds key variables have been above or below trend at the end of the forecast period.  For example, in Budget 2008 the terms of trade at the end of the forecast period were judged to be higher than the long-run average.  As a result, the nominal GDP track was adjusted to reflect a reduction in the terms of trade to a long-run average.

In the Budget 2009 forecasts some of the key economic variables are not predicted to return to their trend levels within the five-year forecast period, because of the persistent effects of the recession.  Four economic variables have been adjusted from their end-of-forecast values. These all contribute to the projection of nominal GDP, which is both a driver of a number of important fiscal variables, such as tax revenue, and the denominator in key fiscal ratios (eg, debt-to-GDP). The variables are:

•             age-and-gender group labour force participation rates

•             CPI inflation

•             unemployment rate, and

•             average hours worked.

For the last three of these variables a long-term average is determined, together with a convergence path.  The long-term averages are based on historical data, making allowance for factors that could alter their future values, such as the Policy Target Agreement with CPI inflation.

For labour force participation rates, the adjustment technique involves targeting projections produced by Statistics New Zealand. The transition from the end-of-forecast labour force participation rates to the rates in the targeted year occurs in equal annual increments.  All four of these variables have returned to their trend rates or levels by 2015/16.

Table A4.2 — Summary of fiscal assumptions

Tax revenue

Linked to growth in nominal GDP. Source deductions (mainly PAYE tax on salary and wages) is grown using employment growth and nominal average hourly wage growth. The latter is multiplied by a fiscal drag elasticity of 1.35. The two other major tax categories, Corporate tax and Other taxes (dominated by GST), are gradually returned, from their end-of-forecast values, to long-term constant ratios to GDP. This transitional adjustment is to ensure that tax revenue projections are based on ratios to GDP that are neither higher nor lower than would be expected when the economy is performing at its potential. Both tax categories change at a rate of 0.2% of GDP per annum, with final ratios-to-GDP of 5.3% for Corporate tax and 12% for Other taxes. The long-term ratios are based on historical data, taking into account tax rate and policy changes that could affect these. Once the long-term ratios are reached the tax types remain at them in later projected years.

New Zealand Superannuation (NZS)

Demographically adjusted and linked to net wage growth, via the “66% wage floor”. The latter refers to the net (after-tax) weekly NZS rate for a couple being constrained to lie between 66% and 72.5% of net average weekly earnings. As tax on average weekly earnings, being a part of overall PAYE, increases due to fiscal drag, the net average weekly earnings do not grow as quickly as the gross earnings.

Other benefits	Demographically adjusted and linked to inflation.

Health and education	Demographically adjusted.

Other expenditure	Demographically adjusted.

Finance costs	A function of debt levels and interest rates.

Operating allowance

$0.847 billion in 2013/14. This is equivalent to $1.167 billion with a $320 million adjustment, which is the approximate expense that is already included in projected baselines as a result of demographic growth. $1.167 billion is based on the $1.1 billion new spending allowance set for Budget 2010, with subsequent operating allowances increasing at the rate of inflation over the forecast and projection periods.

Capital allowance	$1.65 billion in 2013/14 to 2015/16. It then drops to $955 million in 2016/17, and increases with the rate of inflation over the rest of the projection period.

Surplus DMO financial assets	Nil.

NZS Fund	Contributions to the Fund suspended until 2019/20. Contributions begin again in 2020/21, and are consistent with the New Zealand Superannuation and Retirement Income Act 2001.(7)

Emission Trading Scheme (ETS)

The fiscal impact of the ETS depends on several highly uncertain factors, most notably future carbon prices and New Zealand’s emissions targets from future international climate change agreements. The ETS has no impact on debt beyond 2012/13 in fiscal projections as a policy of full recycling of revenue is assumed. Net revenue (the value of credits received after free allocation of credits to participating industries and after meeting future emission liabilities) is assumed to be recycled back to the public through fiscally equivalent, unspecified tax reductions or spending increases.

Future emissions liabilities

The Kyoto liability included in fiscal forecasts reflects the Government’s obligation for Commitment Period 1, which is for the period 2008 to 2012. Base case projections beyond 2012/13 do not incorporate a quantitative estimate of any net emissions liability that may eventuate from New Zealand’s obligations under future international climate change agreements.

Source:  The Treasury

(7)        The Budget Forecasts and the FSR provide details on contributions over the forecast and projection periods.